================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*
                                   ----------
                            FLAMEL TECHNOLOGIES S.A.
                                (Name of Issuer)

              ORDINARY SHARES, NOMINAL VALUE (EURO)0.122 PER SHARE
                         (Title of Class of Securities)

                     ISIN NO. FR0004018711 (ORDINARY SHARES)

                             CUSIP 338488109 (ADSs)
                                (CUSIP Number)(1)
                                   ----------
                                OSCAR S. SCHAFER
                          O.S.S. CAPITAL MANAGEMENT LP
                               598 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 756-8700
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)
                                   ----------

                                  JUNE 16, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



--------------------

(1) The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is FR0004018711. The CUSIP number for the ADSs is 338488109.


================================================================================

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 2 OF 13 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         O.S.S. Capital Management LP

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                2,665,947
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                2,665,947
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,665,947
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.7%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 3 OF 13 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Oscar S. Schafer & Partners I LP

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                124,070
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                124,070
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         124,070
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 4 OF 13 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Oscar S. Schafer & Partners II LP

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                1,239,507
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                1,239,507
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,239,507
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 5 OF 13 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         O.S.S. Overseas Fund Ltd

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                1,302,370
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                1,302,370
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,302,370
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.7%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 6 OF 13 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         O.S.S. Advisors LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                1,363,577
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                1,363,577
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,363,577
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 7 OF 13 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Schafer Brothers LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                2,665,947
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                2,665,947
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,665,947
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.7%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 8 OF 13 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Oscar S. Schafer

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                2,665,947
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                2,665,947
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,665,947
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.7%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                EXPLANATORY NOTE

     This Amendment No. 8 to Schedule 13D ("Amendment No. 7") is being filed on behalf of Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I LP"), Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II LP" and together with OSS I LP, the "Limited Partnerships"), O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), O.S.S. Capital Management LP, a Delaware limited partnership, (the "Investment
Manager"), Schafer Brothers LLC, a Delaware limited liability company ("SB LLC"), and Mr. Oscar S. Schafer ("Mr. Schafer", and together with the Limited Partnerships, the General Partner, OSS Overseas, the Investment Manager and SB LLC, the "Reporting Persons"), who serves as the senior managing member of the General Partner and SB LLC. This Amendment No. 8 relates to the ordinary shares, nominal value (euro)0.122 per share ("Ordinary Shares"), of Flamel Technologies S.A., a SOCIETE ANONYME organized under the laws of the Republic of France (the "Issuer"), and amends the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on April 18, 2005, as amended by Amendment No. 1, filed with the SEC on April 29, 2005, Amendment No. 2, filed with the SEC on May 11, 2005, Amendment No. 3, filed with the SEC on May 12, 2005, Amendment No. 4, filed with the SEC on May 13, 2005, Amendment No. 5, filed with the SEC on June 2, 2005, Amendment No. 6, filed with the SEC on June 3, 2005, and Amendment No. 7, filed with the SEC on June 14, 2005 (as so amended, the "Original Schedule 13D"). Capitalized terms used in this Amendment No. 8 but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as amended hereby the Original Schedule 13D remains in effect.

ITEM 4.     PURPOSE OF TRANSACTION

     Item 4 of the Original Schedule 13D is amended and supplemented by adding immediately before the paragraph beginning "Except as set forth herein . . ." the following text:

          On June 14, 2005, Gerard Soula, President and Chief Executive Officer of the Issuer, issued a further letter to shareholders (the "June 14 Letter"). On the morning of June 15, 2005, the Issuer hosted a conference call (the "Second Conference Call") in which Mr. Soula and Stephen Willard, the General Counsel and Chief Financial Officer of the Issuer, participated.

          On June 16, 2005, on behalf of the Limited Partnerships and OSS Overseas, Mr. Schafer sent a letter (the "Third OSS Letter") to Mr. Soula, in which Mr. Schafer responded to the June 14 Letter and the Second Conference Call. The Third OSS Letter is attached as Exhibit 11 to this Amendment No. 8 and is incorporated herein by reference.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER

Explanatory note
----------------

          On June 15, 2005, the Issuer filed its Annual Report on Form 20-F for the Year ended December 31, 2004. On page 43 of that filing the Issuer disclosed that as of May 16, 2005 there were 22,701,595 Ordinary Shares outstanding. The percentages set forth in this Amendment No. 8 have been amended and restated to reflect this most recent disclosure regarding the number of

Ordinary Shares outstanding. Any changes to the percentages set forth under Item 5 and on the cover pages to this Amendment No. 8 result from a recalculation on the basis of the most recent number of Ordinary Shares outstanding. SINCE THE FILING OF AMENDMENT NO. 7, NO REPORTING PERSON HAS BOUGHT OR SOLD ANY ORDINARY SHARES OR ADSS NOR HAS THERE OTHERWISE BEEN ANY CHANGE IN THE NUMBER OF ORDINARY SHARES THE REPORTING PERSONS BENEFICIALLY OWN.

          Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D are amended and restated in their entirety to read as follows:

          (a),(b) The following table sets forth the aggregate number and percentage of the outstanding Ordinary Shares beneficially owned by each of the Reporting Persons named in Item 2, as of the date hereof. The percentage of the outstanding Ordinary Shares beneficially owned is based on the 22,701,595 Ordinary Shares outstanding as May 16, 2005, as reported by the Issuer on page 43 of its Annual Report on Form 20-F for the Year ended December 31, 2004, as filed with the United States Securities and Exchange Commission on June 15, 2005. The table also sets forth the number of Ordinary Shares with respect to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case as of the date hereof.

------------------- -------------------- ------------ ---------------------- ----------------------
                    AGGREGATE NUMBER OF               NUMBER OF ORDINARY     NUMBER OF ORDINARY
                    ORDINARY SHARES      APPROXIMATE  SHARES: SOLE POWER     SHARES: SHARED POWER
REPORTING PERSON    BENEFICIALLY OWNED   PERCENTAGE   TO VOTE OR TO DISPOSE  TO VOTE OR TO DISPOSE
------------------- -------------------- ------------ ---------------------- ----------------------
Investment Manager  2,665,947            11.7%        0                      2,665,947
------------------- -------------------- ------------ ---------------------- ----------------------
OSS I LP            124,070              0.5%         0                      124,070
------------------- -------------------- ------------ ---------------------- ----------------------
OSS II LP           1,239,507            5.5%         0                      1,239,507
------------------- -------------------- ------------ ---------------------- ----------------------
OSS Overseas        1,302,370            5.7%         0                      1,302,370
------------------- -------------------- ------------ ---------------------- ----------------------
General Partner     1,363,577            6.0%         0                      1,363,577
------------------- -------------------- ------------ ---------------------- ----------------------
SB LLC              2,665,947            11.7%        0                      2,665,947
------------------- -------------------- ------------ ---------------------- ----------------------
Mr. Schafer         2,665,947            11.7%        0                      2,665,947
------------------- -------------------- ------------ ---------------------- ----------------------


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

          The following are filed as exhibits to this statement on Schedule 13D:

          Exhibit 1 Joint Filing Agreement (previously filed with the Original Schedule 13D on April 18, 2005).

          Exhibit 2 Notice of Ownership of More than 5% of Share Capital and Voting Rights Delivered to the Issuer pursuant to Article L. 233-7 of the French Commercial Code (CODE DE COMMERCE) (previously filed with Amendment No. 1 to
                         Schedule 13D on April 29, 2005).

          Exhibit 3 Notice of Ownership of More than 10% of Share Capital and Voting Rights Delivered to the Issuer pursuant to Article L. 233-7 of the French Commercial Code (CODE DE COMMERCE) (previously filed with Amendment No. 2 to
                         Schedule 13D on May 11, 2005).

          Exhibit 4 Letter to Gerard Soula, PRESIDENT ET DIRECTEUR GENERAL of Flamel Technologies S.A. Requiring Inclusion of Draft Resolutions on Agenda for 2005 Annual General Meeting pursuant to Article L. 225-105 of the French Commercial Code (CODE DE COMMERCE) (previously filed with Amendment No. 4 to Schedule 13D on May 13, 2005).

          Exhibit 5 Text of Draft Resolutions to be Proposed at Annual General Meeting of Shareholders of Flamel Technologies S.A. (previously filed with Amendment No. 4 to Schedule 13D on May 13, 2005).

          Exhibit 6 Biographical Information on Nominees for Directors (previously filed with Amendment No. 4 to Schedule 13D on May 13, 2005).

          Exhibit 7      Reasons   (L'EXPOSE   DES  MOTIFS)  for  the   Proposed
                         Resolutions  (previously  filed with Amendment No. 4 to
                         Schedule 13D on May 13, 2005).

          Exhibit 8 Letter to Gerard Soula, PRESIDENT ET DIRECTEUR GENERAL of Flamel Technologies S.A., dated June 2, 2005 (previously filed with Amendment No. 5 to Schedule 13D on June 2, 2005).

          Exhibit 9 The OSS Voting Recommendation (previously filed with Amendment No. 6 to Schedule 13D on June 3, 2005).

          Exhibit 10 Letter to Gerard Soula, PRESIDENT ET DIRECTEUR GENERAL of Flamel Technologies S.A., dated June 14, 2005 (previously filed with Amendment No. 7 to Schedule 13D on June 14, 2005).

          Exhibit 11 Letter to Gerard Soula, PRESIDENT ET DIRECTEUR GENERAL of Flamel Technologies S.A., dated June 16, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: June 16, 2005

                                              /s/ Oscar S. Schafer
                                             ------------------------------
                                             Oscar S. Schafer, individually



                                     O.S.S. CAPITAL MANAGEMENT LP

                                             By: Schafer Brothers LLC
                                                  as General Partner

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


                                     OSCAR S. SCHAFER & PARTNERS I LLP

                                             By: O.S.S. Advisors LLC
                                                  as General Partner

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


                                     OSCAR S. SCHAFER & PARTNERS II LLP

                                             By: O.S.S. Advisors LLC
                                                  as General Partner

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member

                                     O.S.S. OVERSEAS FUND LTD

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Director


                                     O.S.S. ADVISORS LLC


                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


                                     SCHAFER BROTHERS LLC


                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member